                   Form U-13-60
     Mutual and Subsidiary Service Companies*
             Revised February 7, 1980



                   ANNUAL REPORT

                  FOR THE PERIOD

 Beginning January 1, 1998 and Ending December 31,
                       1998

                      TO THE

           U.S. SECURITIES AND EXCHANGE
                    COMMISSION

                        OF

                 AYP Capital, Inc.

             A Nonutility Subsidiary*





     Date of Incorporation:  August 18, 1994.
  If not incorporated, Date of Organization:  not
                    applicable.

 State or Sovereign Power under which Incorporated
             or Organized:  Delaware.

    Location of Principal Executive Offices of
                Reporting Company:
      10435 Downsville Pike, Hagerstown, MD.

    Name, title, and address of officer to whom correspondence concerning this report should be addressed:
            Thomas J. Kloc, Controller
                 AYP Capital, Inc.
               10435 Downsville Pike
            Hagerstown, MD  21740-1766.

      Name of Principal Holding Company Whose
  Subsidiaries are served* by Reporting Company:
              Allegheny Energy, Inc.






SEC 1926 (6-82)
*Note that this report is being used for a nonutility subsidiary of such Holding Company.

       INSTRUCTIONS FOR USE OF FORM U-13-60



     1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

     2.  Number of copies.  Each annual report
shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     3.  Period covered by report.  The first
report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report format.  Reports shall be
submitted on the forms prepared by the Commission.
If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money amounts displayed.  All money
amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

     6.  Deficits displayed.  Deficits and other
like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation
S-X, '210.3-01(c)).

     7.  Major amendments or corrections.  Any
company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

     8.  Definitions.  Definitions contained in
Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary
Service Companies, Public Utility Holding Company
Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

     10.  Methods of Allocation.  The service
company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
Commission pursuant to the Public Utility Holding
Company Act of 1935.

     11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                              SCHEDULE OR   PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS            ACCT. NO.  NO.

COMPARATIVE BALANCE SHEET                      Schedule I    4-5
  Service Company Property                     Schedule II   6-7
  Accumulated Provision for Depreciation and
     Amortization of Service Company Property  Schedule III    8
  Investments                                  Schedule IV     9
  Accounts Receivable from Associate Companies Schedule V     10
  Fuel Stock Expenses Undistributed            Schedule VI    11
  Stores Expense Undistributed                 Schedule VII   12
  Miscellaneous Current and Accrued Assets     Schedule VIII  13
  Miscellaneous Deferred Debits                Schedule IX    14
  Research, Development, or Demonstration
     Expenditures                              Schedule X     15
  Proprietary Capital                          Schedule XI    16
  Long-Term Debt                               Schedule XII   17
  Current and Accrued Liabilities              Schedule XIII  18
  Notes to Financial Statements                Schedule XIV   19


COMPARATIVE INCOME STATEMENT                   Schedule XV    20
  Analysis of Billing - Associate Companies    Account 457    21
  Analysis of Billing - Nonassociate Companies Account 458    22
  Analysis of Charges for Service - Associate
     and Nonassociate Companies                Schedule XVI   23
  Schedule of Expense by Department or
     Service Function                        Schedule XVII 24-25
  Departmental Analysis of Salaries            Account 920    26
  Outside Services Employed                    Account 923    27
  Employee Pensions and Benefits               Account 926    28
  General Advertising Expense                  Account 930.1  29
  Miscellaneous General Expense                Account 930.2  30
  Rents                                        Account 931    31
  Taxes Other Than Income Taxes                Account 408    32
  Donations                                    Account 426.1  33
  Other Deductions                             Account 426.5  34
  Notes to Statement of Income                 Schedule XVIII 35

   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of                                    Page
Reports or Statements:                            No.:



Organizational Chart                                   36


Methods of Allocation                                  37


Annual Statement of Compensation for Use of
Capital Billed                                         38

                                                 4
         Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.

Account Assets and Other Debits                       Current          Prior

       Property
101      Utility property  (Schedule II)                    0               0
107      Construction work in progress                      0               0
           (Schedule II)
121      Non Utility Property (Schedule II)       170,797,904     169,192,160
           Total Property                         170,797,904     169,192,160
108      Less Accumulated provision for
           depreciation and amortization of
           utility property  (Schedule III)                 0               0
122      Less Accumulated provision for
           depreciation and amortization of
           non-utility property (Schedule III)     11,321,960       5,585,657
          Net Property                            159,475,944     163,606,503

       Investments
123      Investments in associate companies
            (Schedule IV)                           9,360,538       4,992,433
124      Other investments  (Schedule IV)                   0               0
         Total Investments                          9,360,538       4,992,433

       Current and Accrued Assets
131      Cash                                       9,106,045      12,297,437
134      Special deposits                                   0               0
135      Working funds                                  2,000           2,000
136      Temporary cash investments
           (Schedule IV)                                    0               0
141      Notes receivable                                   0               0
142      Customer accounts receivable              12,309,022      16,165,512
143      Accounts receivable                        2,146,757       1,060,715
144      Accumulated provision for
           uncollectible accounts                     (81,748)         (6,080)
146      Accounts receivable from associate
           companies  (Schedule V)                    357,452         139,657
151      Fuel stock                                 2,560,368       2,166,526
152      Fuel stock expenses undistributed
           (Schedule VI)                                    0               0
154      Material and supplies                      2,316,277       2,361,347
163      Stores expense undistributed
           (Schedule VII)                                   0               0
165      Prepayments                                2,281,829       2,337,137
172      Rents                                        250,794               0
174      Miscellaneous current and accrued
           assets  (Schedule VIII)                    940,000       1,000,000
         Total Current and Accrued Assets          32,188,796      37,524,251

       Deferred Debits
181      Unamortized debt expense                           0               0
183      Preliminary Survey & Investigation
           Charges                                          0               0
184      Clearing accounts                                 10               0
186      Miscellaneous deferred debits             12,392,446       5,455,411
            (Schedule IX)
188      Research, development, or demonstration
           expenditures  (Schedule X)                       0               0
190      Accumulated deferred income taxes                  0               0
         Total Deferred Debits                     12,392,456       5,455,411

       Total Assets and Other Debits              213,417,734     211,578,598

                                                 5
   Annual Report of AYP Capital, Inc.
   AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




   SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET,  CONTINUED



   Account Liabilities and Proprietary Capital        Current            Prior

       Proprietary Capital
201      Common stock issued  (Schedule XI)             1,000             1,000
211      Miscellaneous paid-in capital
          (Schedule XI)                            57,823,244        43,869,066
215      Appropriated retained earnings
          (Schedule XI)                                     0                 0
216      Unappropriated retained earnings
           (Schedule XI)                          (38,111,422)      (17,796,876)
         Total Proprietary Capital                 19,712,822        26,073,190

       Long-term Debt
223      Advances from associate
           companies  (Schedule XII)                        0                 0
224      Other long-term debt  (Schedule XII)     160,000,000       160,000,000
225      Unamortized premium on long-term debt              0                 0
226      Unamortized discount on long-term
           debt  (debit)                                    0                 0
         Total Long-term Debt                     160,000,000       160,000,000


       Current and Accrued Liabilities
231      Notes payable                              1,000,000                 0
232      Accounts payable                          10,685,257        12,563,821
233      Notes payable to associate
           companies  (Schedule XIII)                       0                 0
234      Accounts payable to associate
           companies  (Schedule XIII)               1,154,106         4,010,613
236      Taxes accrued                              6,012,047         3,248,297
237      Interest accrued                           1,702,933         1,838,133
238      Dividends declared                                 0                 0
241      Tax collections payable                      103,681            34,281
242      Miscellaneous current and accrued
           liabilities  (Schedule XIII)               990,783           456,176
         Total Current and Accrued Liabilities     21,648,807        22,151,321


       Deferred Credits
253      Other deferred credits                     7,380,836           258,837
255      Accumulated deferred investment tax
           credits                                          0                 0
282      Accumulated deferred income taxes          4,675,269         3,095,250
         Total Deferred Debits                     12,056,105         3,354,087

       Total Liabilities and Proprietary Capital  213,417,734       211,578,598

                                                 6
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


 SCHEDULE  II  -  PROPERTY


                             Balance at                    Retiremts         Other        Balance at
                              Beginning                       or            Changes          Close
 Account Description           of Year       Additions       Sales            (1)           of Year


  301    Organization                  0                                                            0

  303    Miscellaneous
         intangible plant              0                                                            0

  304    Land and land
         rights                        0         31,773                       849,640         881,413

  305    Structures and
         improvements                  0                                   14,172,497      14,172,497

  306    Leasehold
         improvements            170,910              0                         4,551         175,461

  307    Equipment   (2)     168,350,716         13,919                   (14,213,363)    154,151,271

  308    Office furniture
         and equipment           385,506         25,745    (175,000)          (13,802)        222,449

  309    Automobiles, other
         vehicles and
         related garage
         equipment                56,308              0     (56,308)                                0

  310    Aircraft and
         airport equipment             0                                                            0

  311    Other property   (3     228,720      1,012,465                       (46,373)      1,194,813

         Subtotal            169,192,160      1,083,901    (231,308)          753,151     170,797,904

  107    Construction work
         in progress                   0                                            0               0

       Total                 169,192,160      1,083,901    (231,308)          753,151     170,797,904



 (1)     Provide an explanation of those changes considered material:

         In October 1996, the Company purchased a 50% interest in Unit No. 1 of the Fort Martin Power Station. The allocation of net assets related to the purchase was finalized in 1998, and resulted in adjustments to plant, property and equipment.

                                                 7
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  II  -  CONTINUED


(2) Subaccounts are required for each class of equipment owned. The company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:


                                                                   Balance
                                                                  at Close
Subaccount     Subaccount Description          Additions           of Year

121    Non Utility Property                      13,919        154,151,271


Additional subaccount detail not available.








 Total                                           13,919        154,151,271



(3)  Describe other property:                                      Balance
                                                                  at Close
   Other property consists of:                 Additions           of Year

    121    Telecommunications Projects (ACC)   1,012,465          1,194,813


                                               1,012,465          1,194,813




(4)  Describe construction work in progress:


     Not applicable.

                                                 8
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



SCHEDULE  III  -  ACCUMULATED  PROVISION  FOR
DEPRECIATION  AND  AMORTIZATION  OF  PROPERTY




                           Balance at  Additions                 Other      Balance at
                           Beginning      to                    Changes       Close
Account Description        of Year    Acct  403 / 40Retirements   (1)        of Year



 301    Organization

 303    Miscellaneous
        intangible plant

 304    Land and land
        rights

 305    Structures and
        improvements

 306    Leasehold
        improvements        44,737        35,067                               79,804

 307    Equipment        5,502,094     5,701,252                           11,203,346

 308    Office furniture
        and equipment       25,287        13,523                               38,810

 309    Automobiles, other
        vehicles and
        related garage
        equipment           13,539       (13,539)                                   0

 310    Aircraft and
        airport equipment

 311    Other property

        Total            5,585,657     5,736,303          0            0   11,321,960



(1)     Provide an explanation of those changes considered material:

        Not applicable.

                                                 9
  Annual Report of AYP Capital, Inc.
  AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




  SCHEDULE  IV  -  INVESTMENTS


  Instructions:    Complete the following schedule concerning
  investments. Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                                        Balance at       Balance at
                                                                        Beginning          Close
  Description                                                           of Year          of Year

  Account 123-  Investment in Associate Companies



     EnviroTech Investment Fund I, L.P., net                             1,237,117        2,158,302
          A 9.9% interest in a limited partnership to acquire
          securities of companies with a primary emphasis on
          investments in energy.

     Latin American Energy and Electricity Fund I, L.P.                  3,528,262        4,619,451
          A 9.9% interest in a limited partnership to invest in
          entities involved in new or existing electric power
          projects in Latin America and the Caribbean.

     APS Cogenex, L.L.C.                                                   209,314          509,636
          A 50% joint venture with EUA Cogenex Corporation
          formed to engage in demand-side management business
          activities.

     FondElec General Partner, L.P.
          A 4.975% interest in a limited partnership organized for
          the purpose of acting as the general partner of the Latin
          American Energy and Electricity Fund I, L.P.                      17,740           23,149

     Allegheny Hyperion Telecommunications, L.L.C.
          A joint venture with Hyperion Telecommunications of
          Pennsylvania, Inc., formed to construct and operate fiber              0        2,050,000
          optic telecommunications facilities.


  Account 124-  Other Investments
     Not applicable.


  Account 136-  Temporary Cash Investments
     Not applicable.

     Total                                                               4,992,433        9,360,538


                                                10
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  V  -  ACCOUNTS  RECEIVABLE  FROM  ASSOCIATE  COMPANIES


Instructions:    Complete the following schedule listing accounts
receivable from each associate company.    Where the company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                Balance at       Balance at
                                                                Beginning          Close
                         Description                            of Year          of Year

Account 146-  Accounts Receivable from Associate Companies


APS Cogenex, L.L.C.                                                    0                0
APS Inc. - Funds given to APS, Inc. to invest                          0                0
  on behalf of AYP Capital                                             0                0
General Invoices between  AYP Subsidiaries                             0                0
General Invoices between AE, Inc subsidiaries                    104,049          357,452
AYP Capital Unbilled                                              35,608                0





 Total                                                           139,657          357,452



         Analysis of Convenience or Accommodation Payments

            Not applicable.

                                                11
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  VI  -  FUEL  STOCK  EXPENSES  UNDISTRIBUTED


Instructions: Report the amount of labor and expenses
incurred with respect to fuel stock expenses during
the year and indicate amount attributable to each
associate company.    Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the company.


          Description                                Labor         Expenses        Total

Account 152- Fuel Stock Expenses Undistributed

  Not applicable.




  Account 151- Fuel Stock                                          2,560,368      2,560,368




            Total                                           0      2,560,368      2,560,368




Summary:

Fuel Stock  in Account 151 is purchased for and consumed by
AYP Capital's share of the Ft. Martin Unit.    See Schedule XIV:
Notes to the Financial Statements on page 19.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  VII  -  STORES  EXPENSE  UNDISTRIBUTED


Instructions: Report the amount of labor and expenses associated with respect to stores expense during the year and indicate amount attributable to each associate company.





          Description                       Labor     Expenses  Total

Account 163- Stores Expense Undistributed

     Not applicable.







Total                                       0         0         0

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  VIII  -  MISCELLANEOUS  CURRENT  AND  ACCRUED  ASSETS


Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                  Balance at       Balance at
                                                  Beginning          Close
 Description                                       of Year          of Year

Account 174-  Miscellaneous Current and Accrued Assets

   WVA Unexpensed Property Taxes                   1,000,000          940,000





   Total                                           1,000,000          940,000

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  IX  -  MISCELLANEOUS  DEFERRED  DEBITS


Instructions: Provide detail of items in this account.
Items less than $10,000 may be grouped, showing the number of items in each group.



                                                  Balance at       Balance at
                                                  Beginning          Close
Description                                        of Year          of Year

Account 186-  Miscellaneous Deferred Debits

  Allegheny Hyperion Communications Capital               0        5,349,791
           Lease Payments Receivable

  Allegheny Hyperion Communications Capital               0       (2,394,264)
                      Lease Interest

  Expenses associated with the purchase
       of Fort Martin Unit #1                             0           (9,848)

  Expenses associated with the operation              2,298          157,594
       of Fort Martin Unit #1

  Power Marketing Suite                             109,025                0

  Medium - Term Notes Deferred Issuance Costs        68,233           50,433

  Deferred Call Options                              98,400                0

  Deferred Termination Loss                               0        4,938,837

  Deferred Power Station Special Maint. Exp.      5,177,273        4,141,818

  Expenses associated with the AE Solutions               0           28,973
            Call Center at Fairmont

  Magnesium Production Project                            0          128,535

  Other Miscellaneous Deferred Debits                   182              576





  Total                                           5,455,411       12,392,446

                                                                        15
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


Instructions: Provide a description of each material research, development or demonstration project which incurred costs by the company during the year.





Description                                                 Amount

Account 188-  Research, Development, or Demonstration
              Expenditures

  Not applicable.





  Total                                                          0

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  XI  -  PROPRIETARY  CAPITAL


                                         Number of     Par / Stated   Outstanding Shares
                                           Shares          Value      At Close of Period
        Account Class of Stock           Authorized     Per Share     Number       Amount

         201    Common Stock Issued        1,000           $10          100        $1,000






Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


Account Description                                              Amount
211    Miscellaneous Paid-in Capital*                        57,823,244
215    Appropriated Retained Earnings                                 0

       Total                                                 57,823,244

* AYP Capital is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.




Instructions:    Give particulars concerning net income or (loss)
during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the
General Instructions of the Uniform System of Accounts.    For
dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.




                                 Balance at        Net                   Balance at
                                 Beginning        Income      Dividends    Close
Account Description               of Year         (Loss)       Paid       of Year

 216    Unappropriated Retained
        Earnings (Deficit)      (17,796,876)   (20,314,546)        0    (38,111,422)

        Total                   (17,796,876)   (20,314,546)        0    (38,111,422)




        Net Losses are a result of non-utility operations.

                                                                        17
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  XII  -  LONG-TERM  DEBT


Instructions:    Advances from associate companies should be reported
separately for advances on notes, and advances on open account.
Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224, "Other Long-Term Debt", provide the the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                  Terms,     Date                             Balance at                            Balance at
                  Class, &    of     Interest    Amount        Beginning                    (1)        Close
Name of Creditor  Series    Maturity  Rate     Authorized       of Year       Additions   Deduction   of Year

223 Advances from associate
    companies:



    None



224 Other long-term debt:

       5-year debt provided by a

          syndicate of bank   2001  6.78 %*   160,000,000    160,000,000                           160,000,000



    Total                                     160,000,000    160,000,000              0       0    160,000,000




*See Schedule XIV:  Notes to Financial Statements on page 19.


     (1)  Give an explanation of deductions.:

             Not applicable.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  XIII  -  CURRENT  AND  ACCRUED  LIABILITIES


Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                  Balance at       Balance at
                                                  Beginning          Close
 Description                                       of Year          of Year

Account 233-  Notes Payable to Associate Companies

              Not applicable.



     Total                                                 0                0


Account 234-  Accounts Payable to Associate
              Companies

     Allegheny Power Service Corporation           3,315,298          896,796
     West Penn Power Company                         455,678          169,008
     Monongahela Power Company                        95,673           61,864
     AYP Affiliates                                        0                0
     Allegheny Energy, Inc.                           15,330           11,428
     Potomac Edison                                  128,634           15,010


     Total                                         4,010,613        1,154,106


Account 242-  Miscellaneous Current and Accrued Liabilities

     Major Maintenance Accruals                            0           57,500
     Pension Accrual                                 280,750           (7,317)
     Payrolls Accrued  (Account 232)                            -           0
     Misc. Accrued Liabilities                        80,949          940,600
     Misc. Curr. and Accrued Liabilities              94,477                0



     Total                                           456,176          990,783


              ANNUAL REPORT OF AYP CAPITAL, INC.
        AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998

                         SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.



NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a wholly-owned subsidiary of Allegheny Energy, Inc. Allegheny Energy, Inc. is an electric utility holding company that derives substantially all of its income from the electric utility operations of its regulated subsidiaries (Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company).

In 1996, AYP Capital, Inc. (the Company) formed two wholly-owned subsidiaries, AYP Energy, Inc. (AYP Energy), an exempt wholesale generator and power marketer in the wholesale electricity market, and Allegheny Communications Connect, Inc.
(ACC), an exempt telecommunications company. In 1997, a new wholly-owned subsidiary, Allegheny Energy Solutions, Inc. was formed to market electric energy to retail customers in deregulated markets and other energy-related services.

The Company has investments in two limited partnerships, EnviroTech Investment Fund I,L.P., which invests in emerging electrotechnologies that promote the efficient use of electricity and improve the environment; and the Latin American Energy and Electricity Fund I,L.P., which invests in and develops electric opportunities in Latin America and the Caribbean.


Significant accounting policies of the Company are summarized below.

Consolidation
AYP Capital, Inc. owns all of the outstanding common stock of its subsidiaries, AYP Energy, ACC, and Allegheny Energy Solutions. The consolidated financial statements shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Revenues
Revenues for the Company are recorded in the same period in which the related electric services are provided to customers.
Revenues from other non-regulated activities are recorded in the period earned.


Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses. A reclassification was made in the 1997 period to move $6.2 million related to a major outage from property, plant, and equipment to deferred charges to be amortized to maintenance expense over the six year period 1997-2002. Property, plant, and equipment is being depreciated over 25 years.

Accounting for Investments
Investments in two limited partnerships are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

Income Taxes
The Company joins with its Parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Differences between income tax expense computed on the basis of financial accounting income and taxes payable based on taxable income are deferred. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed utilizing the most current tax rates.

Allocated Charges
The Company has no employees. As a result of AYP Energy being a 50% owner of Fort Martin Power Station Unit No. 1, it incurs expenses which include its proportionate share of all fuel, operation and maintenance costs, and salaries, wages, and employee benefits. The Company also incurs expenses which include its proportionate share of salaries, wages, and employee benefits related to services provided by Allegheny Energy Company, Inc. and its subsidiaries for the Company's other subsidiaries. Employee benefits include the expenses of a noncontributory defined benefit pension plan and partially contributory medical and life insurance plans.

NOTE B:  PROPOSED MERGER

On April 7, 1997, Allegheny Energy, Inc. and DQE, Inc. (DQE), parent company of Duquesne Light Company in Pittsburgh, Pennsylvania announced that they had agreed to merge in a tax-free, stock-for-stock transaction.

At separate meetings held on August 7, 1997, the shareholders of the Company and DQE approved the merger. The Company and DQE made all necessary regulatory filings. Since then, the Company and DQE received approval of the merger from the Nuclear Regulatory Commission, the Pennsylvania Public Utility Commission (PUC), and the Federal Energy Regulatory Commission
(FERC). The Pennsylvania PUC and the FERC approvals were subject to conditions acceptable to Allegheny Energy. In addition, while not required, the Maryland Public Service Commission and the Public Utilities Commission of Ohio have indicated their approval.

On October 5, 1998, DQE notified Allegheny Energy that it had unilaterally decided to terminate the merger. Allegheny Energy believes DQE's action was without basis and was a breach of the merger agreement. In response, the Company filed with the United States District Court for the Western District of Pennsylvania on October 5, 1998, a lawsuit for specific performance of the merger agreement or, alternatively, damages. Allegheny Energy also filed motions for preliminary injunctive relief against DQE.

On October 28, 1998, the District Court denied Allegheny Energy's motions for preliminary injunctive relief. The District Court did not rule on the merits of the complaint for specific performance or damages. On October 30, 1998, Allegheny Energy appealed the District Court's order to the United State Court of Appeals for the Third Circuit. The Company cannot predict the outcome of this litigation.



NOTE C:  CAPITALIZATION

Long-Term Debt
Maturities for long-term debt for the next five years are $160 million in the year 2001. In October 1996, AYP Energy borrowed $160 million for five years from a syndicate of eight banks priced at a floating rate based on the 90-day London Interbank Offering Rate (LIBOR) plus a spread. AYP Energy also entered into a floating-to-fixed interest rate swap to hedge against fluctuations in interest rates. The swap plus the spread on the underlying financing fixed the interest rate to the Company at 6.78%. In January 1998, the swap was refinanced in exchange for the counterparty's right to exercise an option to extend the swap until 2006. The new swap plus the spread on the underlying financing lowered the interest rate to AYP Energy to 6.18%. During 1998 the Company recorded a mark-to-market loss of $2.3 million related to this option.

NOTE D:  COMMITMENTS AND CONTINGENCIES


Construction Program
The Company has entered into commitments for its construction programs, for which expenditures are estimated to be $0.3 million for 1999 and $2.5 million for 2000. Construction expenditure levels in 2000 and beyond will depend upon the strategy eventually selected for complying with Phase II of the Clean Air Act Amendments of 1990 and the extent to which environmental initiatives currently being considered become mandated. The Company estimates that its banked and planned purchase of emission allowances will allow it to comply with Phase II sulfur dioxide (SO2) limits through 2005. Studies to evaluate cost-effective options to comply with Phase II SO2 limits beyond 2005, including those available in connection with the emission allowance trading market, are continuing.


Risk Management
AYP Energy supplies power in the bulk power market. At December 31, 1998, the marketing books of the Company consisted primarily of fixed priced, forward-purchase and/or sale contracts which require settlement by physical delivery of electricity. These transactions result in market risk which occurs when the market price of a particular obligation or entitlement varies from the contract price. The Company's exposure to volatility in the price of electricity and other energy commodities is maintained within approved policy limits.

Environmental Matters and Litigation
System companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities, and may affect adversely the cost of future operations.

The Environmental Protection Agency (EPA) issued its final regional Nox State Implementation Plan (SIP) call rule on September 24, 1998. The EPA's SIP call rule found that 22 eastern states (including Maryland, Pennsylvania, and West Virginia) and the District of Columbia are all contributing significantly to ozone nonattainment in downwind states. The final rule declares that this downwind nonattainment will be eliminated (or sufficiently mitigated) if the upwind states reduce their Nox emissions by an amount that is precisely set by the EPA on a state-by-state basis. The final SIP call rule requires that all state-adopted Nox reduction measures must be implemented by May 1, 2003. System Companies' compliance with these requirements would require the installation of Post-Combustion control technologies on most, if not all, of its power stations. System Companies continues to work with other coal-burning utilities and other affected constituencies in coal-producing states to challenge this EPA action.

                                                                       20
Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


SCHEDULE  XV  -  COMPARATIVE  STATEMENT  OF  INCOME
Give income statement of the Company for the current and prior years ending ending December 31.


Account Description                                      Current          Prior
        Income


440-447   Sales                                        240,197,154      82,082,986
450-456   Other operating revenues                         156,232          77,693
457      Services rendered to associate companies               0               0
458      Services rendered to nonassociate
            companies                                    6,630,023       3,635,126
417-421   Miscellaneous income or loss                    (716,461)      1,458,987
          Total Income                                 246,266,948      87,254,792


        Expense
          Power Costs:
          501        Fuel                               21,136,727      24,183,161
          555        Purchased Power                   210,558,867      43,663,227
         500-514     Other                               6,826,387       6,119,460
         556-598   Transmission & Distribution           2,373,765       3,755,822
          903      Cashiering                              432,196         159,601
          904      Uncollectibles                          124,663           6,080
         908-910   Other Customer Service                  372,023            (373)
          912      Selling Activities Expense            1,778,045       1,076,889
          913      Sales Advertising                       107,992       1,884,553
          920      Salaries and wages                    2,134,747       2,024,321
          921      Office supplies and expenses            985,527       1,915,388
          922      Administrative expense transferred
                     - credit                                    0               0
          923      Outside services employed             6,445,634       3,118,664
          924      Property insurance                      109,313         139,258
          925      Injuries and damages                     11,897          74,137
          926      Employee pensions and benefits          912,866         469,503
          928      Regulatory commission expense            75,000               0
          930.1    General advertising expense                   0           1,672
          930.2    Miscellaneous general expenses           88,826         (71,192)
          931      Rents                                   632,096         346,098
          935      Maintenance of structures and
                     equipment                              13,552           8,572
          403 - 404 Depreciation and amortization
                     expense                             5,770,210       5,570,364
          408      Taxes other than income taxes         6,881,568       4,907,184
          409      Income taxes                        (12,951,963)    (11,650,715)
          410      Provision for deferred income taxes   2,418,734       2,446,484
          411      Provision for deferred income taxes
                     - credit                             (838,672)              0
          411.5    Investment tax credit                         0               0
          426.1    Donations                                     0               0
          426      Other deductions                         22,971              98
          427      Interest on long-term debt           10,105,333      11,019,433
          428      Amortization on Medium-term notes        17,800               0
          430      Interest on debt to associate companies       0               0
          431      Other interest expense                   35,390           3,352
                   Total Expense                       266,581,494     101,171,041


                 Net Income or (Loss)                  (20,314,546)    (13,916,249)


Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



ANALYSIS  OF  BILLING
ASSOCIATE  COMPANIES  -  ACCOUNT  457





                                  Direct      Indirect      Comp.         Total
                                  Costs        Costs       for Use        Amount
Name of Associate Company        Charged      Charged     of Capital      Billed


   Not applicable.






   Total                             0            0            0            0


Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


ANALYSIS  OF  BILLING  NONASSOCIATE  COMPANIES
ACCOUNT  458




                              Direct       Indirect       Comp.                    Excess         Total
                               Cost          Cost        for Use       Total         or          Amount
Name of Nonassociate Company  Charged       Charged    of Capital      Cost      Deficiency      Billed
                              (458.1)       (458.2)      (458.3)                   (458.4)

AYP Capital believes that this page is not applicable to nonutility companies who are using the U-13-60 Form designed for and used by Service Companies. Nonutility companies perform numerous billings to nonassociate companies, and requiring them to provide a list of all of their customers and billings would be unduly burdensome.
In addition, the Company considers its customer data to be proprietary information.







            Total                           0             0            0            0            0             0



Instructions:  Provide a brief description of the services rendered to each nonassociate company.

     Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


     SCHEDULE  XVI  -  ANALYSIS  OF  CHARGES  FOR  SERVICE
     ASSOCIATE  AND  NONASSOCIATE  COMPANIES



                                   Associate Co. Charges        Nonassociate Co. Charges      Total Charges for Service
                                   Direct   Indirect            Direct    Indirect            Direct    Indirect
     Description of Items           Cost     Cost      Total     Cost      Cost      Total     Cost      Cost      Total


      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - cr
      923  Outside services employed                            This type of breakdown is
      924  Property insurance                                   not available for
      925  Injuries and damages                                 competitive job billings.
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equip
      403  Depreciation and amortiz exp
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - cr
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      431  Other interest expense
           Total expenses               0        0         0         0         0         0         0         0         0
           Comp for use of equity capital
      430  Int on debt to assoc companies
           Total cost of service        0        0         0         0         0         0         0         0         0


           Instructions:    Total cost of service will equal for assocate
                            and nonassociate companies the total amount billed under their separate analysis of billing schedules.

     Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION



                                                                     Department or Service Function
                                                  Total     Over-
     Description of Items                         Amnt      head


      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - credit
      923  Outside services employed                                 This type of breakdown is
      924  Property insurance                                        not applicable.
      925  Injuries and damages
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equipment
      403  Depreciation and amortization expense
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - credit
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      430  Interest on debt to associate companies
      431  Other interest expense

           Total expenses                             0         0         0        0        0        0        0        0        0



           Instructions:    Indicate each department or service function.
                            (See Instruction  01-3,  General Structure of
           Accounting System:    Uniform System of Accounts.)

     Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION,  CONTINUED



             Department or Service Function
     Account
     Number


      920
      921
      922
      923                    This type of breakdown is
      924                    not applicable.
      925
      926
      928
      930.1
      930.2
      931
      932
      403
      408
      409
      410
      411
      411.5
      426.1
      426.5
      427
      430
      431

                  0       0       0       0       0       0       0       0       0       0       0       0


Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




DEPARTMENTAL  ANALYSIS  OF  SALARIES
ACCOUNT  920



                         Departmental Salary Expense
Name of Department                   Included in Amounts Billed to           Personnel
Indicate each department   Total      Parent       Other         Non-        at Close
service function.         Amount      Company    Associates    Associates     of Year


  Not applicable.







Total                         0           0           0             0             0


         Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




OUTSIDE  SERVICES  EMPLOYED
ACCOUNT  923


Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.




From Whom Purchased                      Address      Relationship*   Amount


Administrative and Engineering:
   Allegheny Power Service Corp.       Greensburg, PA    A              927,841

Generation, Transmission & Distribution Services:
   Economic & Technical Consultants    Rockville, MD     NA              25,564
   V&S Schuler Engineering, Inc.       Canton, OH        NA              26,764
   City Crane & Equipment Co., Inc.    Morgantown, WV    NA              28,992
   Keller & Heckman LLP                Washington,DC     NA              30,684
   Columbia Natural Resources          Pittsburgh, PA    NA              33,711
   Scott Electric                      Greensburg, PA    NA              34,155
   Electroswitch                       Boston, MA        NA              34,540
   Verner-Liipfert                     Washington,DC     NA              38,201
   C W Wright                          Chester, VA       NA              38,213
   Cooper Power Systems                Pittsburgh, PA    NA              42,679
   Southern States, Inc.               Atlanta, GA       NA              52,340
   General Electric Company            Pittsburgh, PA    NA              53,994
   Ellsworth Clectric Co., Inc.        Hagerstown, MD    NA              60,248
   WESCO Distribution, Inc.            Chicago, IL       NA              86,424
   PEMCO NCD                           Dallas, TX        NA              94,984
   Matrixx Marketing, Inc.             Cinncinnati, OH   NA             106,405
   S & C Electric Co.                  Chicago, IL       NA             161,808
   Davis H. Elliot Co., Inc.           Baltimore, MD     NA             174,244
   BICC Cables Co.                     Chicago, IL       NA             180,871
   Hartman & Hartman, Inc.             Washington,PA     NA             182,118
   Tatman Assoc., Inc.                 Cleveland, OH     NA             217,560
   New River Electrical Corp.          Cloverdale, VA    NA             632,788
   Delta Star, Inc.                    Lynchburg, VA     NA             926,081
   ABB Power T&D Co., Inc.             Newark, NJ        NA           1,520,979

   Other                                                                733,446

   Grand Total                                                        6,445,634

   *A =  associate, NA = nonassociate

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




EMPLOYEE  PENSIONS  AND  BENEFITS
ACCOUNT  926

Instructions:  Provide a listing of each pension plan and benefit program
provided by the company.   Such listing should be limited to $25,000.




 Description                                                   Amount



   Life Insurance                                                  42,193
   Medical Insurance & Fees                                       384,636
   Dental Insurance & Fees                                         29,912
   Long-term Disability Fees                                       27,074
   Postretirement benefits other than pensions                    167,431
   Corporate Pension Plan                                         138,606
   Savings Plan Expense                                           123,065
   Miscellaneous (8)                                                  (52)








   Total                                                          912,866

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




GENERAL  ADVERTISING  EXPENSES
ACCOUNT  930.1

Instructions:    Provide a listing of the amount included in
Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



Description                 Name of Payee                  Amount


Not applicable.






   Total                                                          0

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



MISCELLANEOUS  GENERAL  EXPENSE
ACCOUNT  930.2

Instructions:    Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. Section 441(b)(2))  shall be separately classified.



Description                                                           Amount


Outside directors' fees and expenses                                        166

Financial Expenses                                                       88,068

Miscellaneous                                                               592




   Total                                                                 88,826

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



RENTS
ACCOUNT  931

Instructions:    Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.





Type of Property                                                         Amount


EDP Equip.                                                                98,725
Office Space                                                             485,101
Office Furniture\Equip.                                                   47,760
Other Rent                                                                   510



  Total                                                                  632,096

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



TAXES  OTHER  THAN  INCOME  TAXES
ACCOUNT  408

Instructions:  Provide an analysis of Account 408,  "Taxes Other
Than Income Taxes". Separate the analysis into two groups: 1) other than U.S. Government taxes, and (2) U.S. Government taxes.
Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax                                                             Amount


Other than U.S. Government taxes:

   Business & Occupation Tax                                           4,104,027
   Gross Receipts Tax                                                  1,150,523
   Property Tax                                                          901,389
   Capital Stock / Franchise Tax                                         226,964
   State License Tax                                                       4,905
   State Gross Premium Tax                                                   387
   Other State Tax                                                            21
   State Unemployment                                                     35,963



   Subtotal                                                            6,424,179


U.S. Government taxes:

   FICA                                                                  450,061
   Federal Unemployment                                                    7,328


   Subtotal                                                              457,389


   Total                                                               6,881,568

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




DONATIONS
ACCOUNT  426.1

Instructions:    Provide a listing of the amount included in Account 426.1,
"Donations",  classifying such expenses by its purpose.    The aggregate
number and amount of all items of less than $3,000 may be shown in lieu of details.



Name of recipient              Purpose of Donation                     Amount


   Not applicable.



   Total                                                                      0

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




OTHER  DEDUCTIONS
ACCOUNT  426

Instructions: Provide a listing of the amount included in Account 426, "Other Deductions", classifying such expenses according to their nature.




Description                       Name of Payee                        Amount


Penalties                                                               14,974
Civic & Political Activities                                             7,982
Miscellaneous                                                               15







   Total                                                                22,971

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998




SCHEDULE  XVIII
NOTES  TO  STATEMENT  OF  INCOME


Instructions:    The space below is provided for important notes regarding the
statement of income or any account thereof.    Furnish particulars as to any
significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.




         Refer to Schedule XIV on page 19.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



         ORGANIZATIONAL  CHART




AYP Capital, Inc. has no employees - Allegheny Power Service
Corporation provides administrative and engineering services.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



METHODS  OF  ALLOCATION




AYP Capital, Inc. expenses are not allocated to associate companies.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998



ANNUAL  STATEMENT  OF  COMPENSATION  FOR  USE  OF  CAPITAL  BILLED


AYP Capital, Inc. does not bill associate companies for use of holding company capital.

Annual Report of AYP Capital, Inc.
AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1998

SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer theeunto duly authorized.


AYP Capital, Inc.
(Name of Reporting Company)


By:  /s/ Thomas J. Kloc, Controller
(Signature of Signing Officer)


Thomas J. Kloc, Controller
(Printed Name and Title of Signing Officer)


April 27, 1999
(Date)